Exhibit 23.1

Consent Of Independent Public Accountants

We consent to incorporation by reference in the registration statements (Registration Nos. 333-90239, 333-117378 and 333-120683) on Form S-8 of Ventiv Health, Inc. of our report dated April 8, 2004, except as to the last paragraph of note 4, which is as of June 17, 2004 and except as to note 8, which is as of October 13, 2004, with respect to the consolidated balance sheet of Smith Hanley Holding Corp. as of December 31, 2003, and the related statements of operations, shareholders' equity, and cash flows for the year then ended, which report appears in this current report on Form 8-K of Ventiv Health, Inc.

/s/ KPMG LLP

Houston, Texas

December 29, 2004